PTGi

PRIMUS TELECOMMUNICATIONS GROUP, INC.

ANNUAL REPORT 2011



Primus Telecommunications Group, Incorporated (PTGi) provides a full suite of advanced telecommunication solutions including voice, data, data center and managed services, metro fiber, colocation, high-capacity, and wholesale carrier services, to customers ranging from residential to multi-national enterprises in Canada, Australia and around the globe.

Financial Highlights

				Full Year			
				2010 vs. 2009 Change		2011 vs. 2010 Change	
(US$ in millions)	2009	2010	2011	$	%	$	%
Net Revenue	$ 748.1	$ 737.3	$ 989.3	$ (10.8)	-1.4%	$ 252.0	34.2%
Gross Margin	262.3	271.2	293.5	8.9	3.4%	22.3	8.2%
% of Net Revenue	35.1%	36.8%	29.7%	1.7%		-7.1%	
Normalized Adjusted EBITDA	82.8	86.8	88.5	4.0	4.8%	1.7	2.0%
% of Net Revenue	11.1%	11.8%	8.9%	0.7%		-2.9%	
Net cash used in purchase of property and equipment	15.1	26.4	31.5	11.3	74.8%	5.1	19.3%
% of Net Revenue	2.0%	3.6%	3.2%	1.6%		-0.4%	
Normalized Adjusted EBITDA less net cash used in purchase of property and equipment	$ 67.7	$ 60.4	$ 57.0	$ (7.3)	-10.8%	$ (3.4)	-5.6%
% of Net Revenue	9.0%	8.2%	5.8%	-0.8%		-2.4%	
Financial Condition (as of December 31, 2011)							
Cash and Cash Equivalents			$ 41.1				
Total Assets			$ 543.8				
Total Stockholders' Equity			$ 101.7				
Total Liabilities and Stockholders' Equity			$ 543.8				

Primus Telecommunications Group, Incorporated Reconciliation of Net Income (Loss) to Normalized Adjusted EBITDA and Net Cash Provided by (Used in) Operating Activities to Free Cash Flow

	Full Year		
(in thousands, unaudited)	2009	2010	2011
NET INCOME (LOSS) ATTRIBUTABLE TO PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED	$ 477,886	$(19,087)	$(38,730)
Reorganization items, net	(422,526)	(1)	—
Share-based compensation expense	1,178	1,635	5,218
Depreciation and amortization	47,754	64,427	64,450
(Gain) loss on sale or disposal of assets	59	196	(12,944)
Goodwill impairment	—	—	14,679
Interest expense	31,327	35,441	32,506
Accretion on debt (premium) discount, net	(186)	183	213
(Gain) loss on early extinguishment or restructuring of debt	4,146	(164)	7,346
Interest and other (income) expense	(839)	(674)	127
(Gain) loss from Contingent Value Rights valuation	2,804	13,737	(2,902)
Foreign currency transaction (gain) loss	(39,898)	(16,413)	2,661
Income tax (benefit) expense	(6,106)	(9,085)	869
Income (expense) attributable to the non-controlling interest	301	(105)	5,461
(Income) loss from discontinued operations, net of tax	(12,920)	10,801	419
(Gain) loss from sale of discontinued operations, net of tax	(141)	(2,926)	4,781
ADJUSTED EBITDA	$ 82,839	$ 77,965	$ 84,154
Plus: severance, integration and other non-recurring items	—	8,819	4,347
NORMALIZED ADJUSTED EBITDA	$ 82,839	$ 86,784	$ 88,501
NET CASH PROVIDED BY OPERATING ACTIVITIES BEFORE REORGANIZATION ITEMS	$ 41,190	$ 36,621	$ 42,932
Net cash used in purchase of property and equipment	(15,056)	(26,421)	(31,533)
FREE CASH FLOW	$ 26,134	$ 10,200	$ 11,399

Non-GAAP Financial Measures—This Annual Report 2011 includes certain non-GAAP financial measures as defined under SEC regulations, which include Adjusted EBITDA, Normalized Adjusted EBITDA and Free Cash Flow. As such, they should not be considered as substitutes for the most directly comparable GAAP measures and should not be used in isolation, but in conjunction with these GAAP measures. Additional information regarding the purpose and use for these non-GAAP financial measures is set forth in PTGi's Form 8-K filed with the SEC on March 14, 2012.



Peter D. Aquino

To Our Shareholders

2011 was an action packed year for PTGi. We achieved ongoing financial and operational improvements, completed acquisitions and dispositions, transformed our balance sheet, listed on the New York Stock Exchange under the symbol PTGI, and launched a strategic review of our global portfolio. As I stated in last year's letter to you, our mission has been to strengthen the sum of PTGi's parts by further enhancing our assets through investments in our core businesses and unlocking our assets' value wherever we can. We believe our 2011 accomplishments show significant progress in this mission.

We recorded 2011 net revenue of $989.3 million, increasing 34% as we integrated Arbinet into our International Carrier Services unit. 2011 Normalized Adjusted EBITDA, defined as Adjusted EBITDA less non-recurring items, reached $88.5M in 2011, a new record. We also generated positive Free Cash Flow from operations, defined as Normalized Adjusted EBITDA less capital expenditures, of $57.0 million.

Our strategic 2011 capital plan of $31.5 million helped to drive PTGi's investments toward growth services. 2011 data center revenue, with seven facilities in Canada and three in Australia, reached $42 million in revenue for the year, excluding divested Brazil operations, for an organic annual growth rate of 19%. Our momentum and expertise now gives us confidence to build further. Currently, we are in construction of our new Tier III Toronto data center, resulting in eight operating facilities in 2012.

Subsequent to year-end, we entered into a definitive agreement to sell our Australian operations to M2 Telecommunications Group Ltd (M2) for approximately $AUD 192.4 million, or approximately $US 200.0 million*. This is a transforming transaction for both companies, and the net proceeds from the successful sale of Primus Australia represent a significant outcome from our strategic review process. We will assist M2 in the transition to ensure that our customers and employees have a smooth handoff to the experienced M2 leadership team.

Our 2012 initiatives are designed to keep up the pace on our operational and financial performance. Our future is squarely on the back of growth services, and we will direct our strategic capital spend toward high-value projects, fueling opportunities in North America.

With an aim toward further maximizing shareholder value, we plan to separate Primus Canada into two businesses. The first is a 'pure-play' Data Center business with eight state-of-the-art facilities throughout Canada, offering: colocation, managed services, and cloud platforms to medium and large enterprises. The second business unit leverages our years of experience and superior service through Primus Canada's competitive telecom suite of voice and data services for consumers and small and medium businesses.

With the increasing weight of our Data Center assets and related profitability, we believe that this is a great way to highlight our growth momentum and our value creation potential going forward.

I am very proud of our employees and their commitment to execute on many fronts simultaneously. The board joins me in thanking them and our shareholders for their continued support.

Peter D. Aquino
Chairman, President and CEO
May 2012

* Assuming FX spot rate as of 4-13-2012 of AUD / USD 1.0396 (Source: Reserve Bank of Australia)

Primus Canada

- Headquartered in Toronto, Ontario
- C$243.7M 2011 revenue
- 743 employees
- 7 operating Data Centers in 5 cities / 1 new Tier III Data Center under construction in Toronto
- 70 ILEC co-locations (primarily in Ontario & Quebec)
- National MPLS network with 100% IP-based capabilities
- Call centers in Ontario (Ottawa) and New Brunswick (Edmundston)
- Mix of consumer, government, SMB, and enterprise customers nationwide

In Canada, PTGi recorded 2011 net revenue of $243.7 million through its Primus Canada and PTGi Data Center holdings divisions. Primus Canada has a well-recognized brand position as a national alternative telecommunications, broadband and data services provider. It serves a mix of consumer, SMB, enterprise, and government customers over its national MPLS network. To capture the growing demand for cloud computing, managed services, and collocation, PTGi's data centers target medium to enterprise commercial customers. PTGi's data centers operate in five top metro markets in the country. These include seven existing centers and the expected 2012 launch of a new Tier III data center in Toronto. In 2011, faster-growth services, including hosted IP-PBX and data center revenues, combined with continued expense management, helped sustain Canada's high and stable profit contribution, as the most profitable business in the PTGi portfolio.

PTGi's U.S. Retail business was integrated late in the year into Primus Canada as a new territory and will be managed by Primus Canada, leveraging the Canadian team's expertise and skills. Through its "Lingo" brand, PTGi provides broadband Internet phone service (also known as "VoIP," or Voice over Internet Protocol) services for consumers and businesses. U.S. Retail generated 2011 revenue of $44.2 million. Lingo offers unlimited local and long distance calls anywhere in the U.S. and to 45 countries, plus over 20 calling features. In 2011, the company introduced new calling plans for businesses. To capture demand for higher end IP-PBX services in the U.S., PTGi has initially targeted the Los Angeles, Houston, Dallas, and Austin markets.


primus.
PRIMUS CANADA
1.2m
EDMONTON
2.3m
VANCOUVER
3.8m
MONTREAL
1.2m
OTTAWA
5.6m
TORONTO
0.5m
LONDON
Canadian Metro Populations
lingo™
a PTGi company
US RETAIL

Primus Australia*

- Headquartered in Melbourne
- $A277.5M 2011 Net Revenue
- 539 employees
- 3 Data Centers in Melbourne and Sydney
- Offices in Melbourne, Sydney, Adelaide, Brisbane and Perth
- Mix of consumer and corporate customers nationwide
- Over 280 DSLAMs with local and ADSL2+ capabilities
- 5 carrier-grade voice switches and 66 points of interconnect
- Central Business District metro fiber in Sydney, Melbourne, Brisbane, Perth, and Adelaide


PRIMUS METROFIBRE
PRIMUS TELECOM
CARRIER EXCHANGE
PRIMUS HEADQUARTERS
1PRIMUS
ENTERPRISE LOCATION
DATA CENTER

Primus Australia is one of the country's leading full-service carriers, offering a wide range of business and residential data, broadband, VoIP, mobile, telephone and Data Center services. The 2011 net revenue for Primus Australia was $277.5 million. The company continues to transform its fiber network by introducing Optical Transport Network (OTN) capabilities to its existing high capacity fiber rings in five of the country's top ten central business districts—Sydney, Melbourne, Perth, Adelaide, and Brisbane. This new platform is being groomed to leapfrog the competition and supports high-end commercial services, including metro Ethernet, high-capacity transport, low latency services, and cloud access. Further, PTGi Australia's residential services division has been selected by NBNCo, the company building Australia's fiber-to-the-home National Broadband Network (NBN), as a "first release" retail service provider for the first five trial sites of the NBN in mainland Australia. Primus has now been certified by NBNCo for both voice and broadband services and is recognized as the first retail service provider to receive NBNCo's business-to-business interoperability certification.


PRIMUS AUSTRALIA
Metro Populations
2.0m BRISBANE
1.7m PERTH
1.0m ADELAIDE
4.3m SYDNEY
3.6m MELBOURNE

* On April 16, 2012, PTGi announced it had entered into a definitive agreement to sell its Australian operations. The transaction expected to close in the second quarter of 2012.

International Carrier Services

- Headquartered in Herndon, VA
- $411.4M 2011 Revenue
- 95 employees
- Terminate 13 billion minutes FY11 over 240 countries
- Sales Offices in major cities New York City, London, Singapore and presence in Hong Kong, Cyprus and Guatemala
- Connects PTGi network with Tier 1 and 2 fixed and mobile network operators worldwide
- World-wide Voice and Data Trading Exchanges

PTGi International Carrier Services (ICS) is a leading provider of international voice, data and next generation services to over 1400 customers with reported 2011 net revenue of $411.4 million. PTGi ICS is also the largest independent, non-incumbent international voice wholesaler in the world and has grown in minutes terminated for 2011 to over 13 billion with the anticipation of additional growth in 2012. PTGi ICS offers global scale with sophisticated platform intelligence and call routing via thexchange™ as well as industry leading credit management and settlement capabilities. PTGi's suite of flexible, scalable solutions empowers service providers to manage their operations and grow their businesses more efficiently and effectively.

theXchange

PTGi

International Carrier Services

Corporate Information

Board of Directors

Peter D. Aquino
Chairman of the Board, President and Chief Executive Officer, Primus Telecommunications Group, Incorporated (PTGi)

Mark E. Holliday
President of Goshawk Capital Corp.

Robert M. Pons
Chairman of Livewire Mobile, Inc.

Steven D. Scheiwe
President of Ontrac Advisors, Inc.

Neil S. Subin
Managing Director of Trendex Capital Management (Lead Independent Director of PTGi)

Officers

Peter D. Aquino
Chairman, President and Chief Executive Officer

Kenneth D. Schwarz
Chief Financial Officer and SVP, Information Technology

John D. Filipowicz
General Counsel, Corporate Secretary, Compliance Officer and Chief Administrative Officer

Richard Ramlall
Senior Vice President, Corporate Development and Chief Communications Officer

Andrew Day
Chief Executive Officer of Primus Canada and US Retail

Tom Mazerski
Chief Executive Officer of Primus Australia and Chief Marketing Officer of PTGi

Shawn F. O'Donnell
Chief Executive Officer of International Carrier Services

James C. Keeley
Vice President, Corporate Controller & Treasurer

Andrea L. Mancuso
Associate General Counsel & Assistant Corporate Secretary

Auditors

BDO USA LLP

Annual Meeting Date

June 12, 2012

IR Contact Information and Stockholder Communications

Richard Ramlall, SVP Corporate Development and Chief Communications Officer
PTGi
703-748-8050
E-mail: ir@ptgi.com

Transfer Agent

Broadridge Corporate Issuer Solutions, Inc.
1717 Arch Street, Suite 1300
Philadelphia, PA 19103
800-733-1121

Stock Information

NYSE: PTGI

Corporate Headquarters

Primus Telecommunications Group, Incorporated
7901 Jones Branch Drive
Suite 900
McLean, VA 22102
703-902-2800

Forward-Looking Statements:

The statements contained in this Annual Report 2011 about our future performance, including, without limitation, future revenues, earnings, strategies, prospects and all other statements that are not purely historical, are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These forward-looking statements inherently involve certain risks and uncertainties and are not guarantees of performance or results, as well as creation of shareholder value, although they are based on our current plans or assessments which are believed to be reasonable as of the date hereof. Many of these factors and risks are more fully described in our annual report, quarterly reports or other filings with the Securities and Exchange Commission, which are available through our website at www.ptgi.com. Other unknown or unpredictable factors could also affect our business, financial condition and results. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that any of the estimated or projected results will be realized. You should not place undue reliance on these forward-looking statements, which apply only as of the date hereof. Subsequent events and developments may cause our views to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

PTGi

7901 JONES BRANCH DRIVE SUITE 900 MCLEAN, VA 22102 1.703.902.2800

WWW.PTGI.COM